BRIDGE
CAPITAL
HOLDINGS


BRIDGE BANK







D.A. Davidson Financial Services Conference

May 9, 2007

Daniel P. Myers
President and Chief Executive Officer

Thomas A. Sa
Executive Vice President
Chief Financial Officer

BRIDGE CAPITAL HOLDINGS
NASDAQ: BBNK
BRIDGECAPITALHOLDINGS.COM

Forward Looking Statements

Certain matters discussed herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbors created by that Act. Forward-looking statements describe future plans, strategies, and expectations, and are based on currently available information, expectations, assumptions, projections, and management's judgment about the Bank, the banking industry and general economic conditions. These forward looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements to differ materially from those expressed, suggested or implied by the forward looking statements. These risks and uncertainties include, but are not limited to: (1) competitive pressures in the banking industry; (2) changes in interest rate environment; (3) general economic conditions, nationally, regionally, and in operating markets; (4) changes in the regulatory environment; (5) changes in business conditions and inflation; (6) changes in securities markets; (7) future credit loss experience; (8) the ability to satisfy requirements related to the Sarbanes-Oxley Act and other regulation on internal control; (9) civil disturbances or terrorist threats or acts, or apprehension about the possible future occurrences of acts of this type; and (10) the involvement of the United States in war or other hostilities. The reader should refer to the more complete discussion of such risks in Bridge Capital Holdings reports on Forms 10-K and 10-Q on file with the SEC.

Bridge Capital Holdings

Financial and Trading Snapshot

Market	NASDAQ (Capital Market)
Symbol	BBNK
Recent Price History	5-07-07 52 Wk: High Low $22.82 $22.98 $19.00
Shares Outstanding	6,390,000
Market Capitalization	$145.8 million
P/E Ratio	Trailing: 17.16 (5-7-07) Q1 '07 : 16.10
Assets	$731.1 million
Q1 '07 Net Interest Margin	6.96%
Q1 '07 ROA	1.44%
Q1 '07 ROE	19.52%
Analyst Coverage	D.A. Davidson & Co.

BRIDGE BANK

- Established 2001
- National Charter (OCC)
- Offices:
  - Two Regional Offices
  - Eight Business Offices
- 150 Employees
- Five Primary Lines of Business:
  1. Commercial and Industrial Banking
     - International
  2. Technology Banking
     - Capital Finance
  3. SBA and Commercial Mortgage Banking
  4. Construction Lending
  5. Specialty Markets

BRIDGE CAPITAL HOLDINGS

Our Model

Expertise +

- Experienced board & execs
- Fundamental business banking focus
- Ability to recruit top-tier bankers

Opportunity +

- Attractive SV/SCC demographics
- Compelling bank market opportunity

Execution

- Strategic vendor alliances
- Scalable systems & business lines
- Disciplined bankers
- Technology banking expertise

= Results

Superior net interest margin . . . Solid revenue and earnings growth . . . Peer level efficiency . . . Excellent asset quality . . . Strong ROA & ROE.

Our Vision

BRIDGE BANK

A business banking franchise

that is the

Professional Business Bank of Choice

for small and middle-market businesses and emerging technology companies in Silicon Valley, California, and the Nation.

Unique Value Proposition

Highly **EXPERIENCED** credentialed and disciplined **BANKERS**

Competitive **PRODUCTS** and **SERVICES** through channel partner relationships

SIMPLIFIED customer experience. SOPHISTICATED business banking.

Outsourced **BANKING TECHNOLOGY** comparable to large national mega banks

Market Dynamics

Core region

- Silicon Valley represents 33%+ of U.S. venture capital investment* ($9.1 b in 2006)
- Healthiest Silicon Valley economic since Bridge Bank formation
- Business line diversity mitigates economic risk
  - Low concentration in real estate
- Ample growth opportunity in headquarters region minimizes expansion risk

*SOURCE: National Venture Capital Association/PricewaterhouseCoopers Money Tree Survey

Significant Market Opportunity

BRIDGE CAPITAL HOLDINGS


% Deposit Market Share in Santa Clara County
25%
20%
15%
10%
5%
0%
19.33%
18.73%
8.13%
6.65%
6.63%
3.52%
2.82%
1.67%
1.16%
BofA
Wells
Comerica
Silicon Valley Bk
Greater Bay Bk
Bank of the West
Union Bank of CA
Heritage Bank
Bridge Bank
Announced Sale to WFB 5-4-07
Total SCC Deps ($b)
'01 $37.1
'02 $38.3
'03 $41.6
'04 $46.6
'05 $49.0
'06 $49.9
= Annual changes in deposit market share, years '01-'06, L to R

Source: FDIC; as of June 30, 2006

Opportunistic Growth

Expansion beyond Northern California

- Ability to successfully export unique banking model to complimentary markets
- Leverage core competencies in technology finance for high growth tech centers
  - SoCal, Dallas TX, Reston VA
- All organic growth and expansion to date

BRIDGE CAPITAL HOLDINGS

Markets


California

REGIONAL OFFICES

- San Jose (Main)
- Palo Alto

BUSINESS OFFICES

- Sacramento (C&I, SBA)
- San Diego (SBA)
- East Bay (C&I)
- Los Angeles (SBA)
- Redwood City (const)
- Dallas, TX (tech)
- Reston, VA (tech)
- Orange County (tech)



Balance Sheet Growth

($ Millions)

Total Assets



$800.0
$600.0
$400.0
$200.0
$0.0
$279
$409
$535
$722
$731
12/31/03
12/31/04
12/31/05
12/31/06
3/31/07

- Purely Organic Growth
- Consistent Leverage
- Strong Asset Quality

BRIDGE CAPITAL HOLDINGS

Focus on Core Funding Sources

Deposit Mix as of 3/31/07


31%
Non-Interest Bearing Demand
10%
TCD>$100K
4%
TCD<$100K
1%
Interest Bearing Demand
1%
Savings
Money Market
54%

Diversification of Lending Activity

Loan Mix as of 3/31/07


12%
Tech
26%
C & I
9%
BCFG
11%
SBA
Construction
1%
Other
CRE
Land
19%
14%
8%

BRIDGE CAPITAL HOLDINGS

6th Highest % of C&I Loans



Top 20 Community Banks in C&I Asset Concentration and Growth
Bank portfolios with over 40% of total loans in C&I on March 31
Custodial Trust Co.
Excel Bank Minnesota
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
Rank
10
20
30
40
50
60
70
Tennessee Commerce Bank
Park Bank
Western National Bank
Bridge Bank
Legacy Bank
SouthCoast Community Bank
National Bank of California
First Georgia Banking Co.
Bloomingdale Bank and Trust
North Side Bank and Trust Co.
Fidelity Bank
Crown Bank
Community National Bank
Leaders among top 150 in growth from year earlier of C&I loans
-20% 0% 20% 40% 60% 80% 100% 120% 140%
Rank
10
20
30
40
50
60
70
Tennessee Commerce Bank
Bridge Bank
Custodial Trust Co.
Alliance Bank
First Gaston Bank of North Carolina
460.1%
Pacific Continental Bank
Montgomery First National Bank
National Bank of California
First Georgia Banking Co.
Community Bank of Nevada

SOURCE: American Banker magazine, American Bankers Association, September 2006 issue; US banks $500M - $1b Total Assets

Asset Quality



Net Charge-Off (Recovery) / Average Loans
0.25%
0.15%
0.05%
-0.05%
2003
2004
2005
2006
-0.05%
0.08%
0.11%
0.00%
BRIDGE BANK
AVG ALL US COMMERCIAL BANKS*

*SOURCE: FFIEC/FDIC Uniform Bank Performance Report s

Favorable Comparables



Net Interest Margin
8%
7%
6%
5%
4%
3%
2%
6.96%
2003
2004
2005
2006
Q1 2007
BBNK
Bank of America
Wells Fargo
Comerica
Silicon Valley Bank
Greater Bay Bancorp
UnionBanCal
Hertitage

Revenue Growth



($ Thousands)
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$2,663
$9,898
$3,855
$16,561
$4,197
$27,503
$3,837
$38,691
$1,294
$10,952
2003
2004
2005
2006
1Q07
Net interest income
Non-interest income

Diversified Revenue Sources



Fiscal Year 2006
2%
SBA
17%
Construction
43%
C & I
Tech
11%
BCFG
17%

Favorable Comparables

Efficiency Ratio



110%
100%
90%
80%
70%
60%
50%
40%
2003
2004
2005
2006
Q1 2007
64.14%
BBNK
Bank of America
Wells Fargo
Comerica
Silicon Valley Bank
Greater Bay Bancorp
UnionBanCal
Heritage

Increasing Returns: ROA



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.68%
0.89%
1.23%
1.42%
1.44%
2003
2004
2005
2006
1Q07

Excludes Recognition of Deferred Tax Asset of $1.9M in FY 2003

Profitability: Net Income & EPS

($ Thousands , except per diluted share amounts)



$10,000
$7,500
$5,000
$2,500
$0
$1,505
$0.24
$3,037
$0.46
$5,725
$0.85
$8,634
$1.27
$2,444
$0.35
2003
2004
2005
2006
1Q07
EPS

Excludes Recognition of Deferred Tax Asset of $1.9M in FY 2003

Increasing Returns: ROE


25%
20%
15%
10%
5%
0%
5.56%
9.87%
15.90%
19.34%
19.52%
2003
2004
2005
2006
1Q07

Excludes Recognition of Deferred Tax Asset of $1.9M in FY 2003

Why Invest in BBNK?

- Unique value proposition with singular focus on business banking with disciplined execution
- Diversified business lines and low risk exposure
- Attractive headquarters market; opportunistic growth
- Solid track record of organic growth and outperformance of peers
- Excellent asset quality
- Solid financial performance; industry leading net interest margin

Thank You


Most Bankers
get excited about
financial statements.
At Bridge Bank,
this is the kind of
financial statement
that excites us.
"Bridge Bank
helped us grow
by 27%
over the past
two years."
BRIDGE BANK
THE SMARTER CHOICE IN BUSINESS BANKING.
SANTA CLARA • SAN JOSE • PALO ALTO
PHONE: 1.866.BRDGBNK
SACRAMENTO • SAN DIEGO • FRESNO
WWW.BRIDGEBANK.COM


One of the Nation's
fastest
growing
banks
Now Serves
fast
growing
technology
companies
BRIDGE BANK
THE SMARTER BANKING CHOICE FOR GROWING TECHNOLOGY COMPANIES.
PALO ALTO, CA 94301
55 ALMADEN BOULEVARD
SAN JOSE, CA 95112
PHONE: 1.866.BRDGBNK
WWW.BRIDGEBANK.COM